Exhibit 12.1

Brandywine Realty Trust

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Share Distributions

(in thousands)

	For the nine months ended		For the years ended December 31,
	September 30, 2017	2016	2015	2014		2013	2012
Earnings before fixed charges:
Add:
Income (loss) from continuing operations before non-controlling interest and equity in income (loss) from unconsolidated real estate ventures	$53,402	$52,004	$(29,929)	$6,814		$35,318	$(40,050)
Distributed income of equity investees	(5,188)	622	1,223	1,164		1,650	1,224
Amortization of capitalized interest	3,810	4,899	4,277	3,840		3,557	3,538
Fixed charges - per below	66,766	101,574	129,307	138,007		132,146	147,077
Less:
Capitalized interest	(2,975)	(12,835)	(12,150)	(6,803)		(3,137)	(2,560)

Earnings before fixed charges	$115,815	$146,264	$92,728	$143,022		$169,534	$109,229

Fixed charges and Preferred Distributions:
Interest expense from continuing operations (including amortization)	$63,280	$88,083	$116,511	$130,621		$127,585	$142,982
Capitalized interest	2,975	12,835	12,150	6,803		3,137	2,560
Ground leases and other	511	656	646	583		1,424	1,535

Total Fixed Charges	66,766	101,574	129,307	138,007		132,146	147,077

Income allocated to preferred shareholders	2,032	6,900	6,900	6,900		6,900	10,405

Total Preferred Distributions	2,032	6,900	6,900	6,900		6,900	10,405

Total combined fixed charges and preferred distributions	$68,798	$108,474	$136,207	$144,907		$139,046	$157,482

Ratio of earnings to combined fixed charges and preferred distributions	1.68	1.35	(a )	(a	)	1.22	(a )

(a)	Brandywine’s ratio of earnings to combined fixed charges and preferred share distributions was less than 1.00:1.00 because of its losses in the relevant periods. Brandywine would have needed to generate additional earnings of $43,479 for the year ended December 31, 2015, $1,885 for the year ended December 31, 2014 and $48,253 for the year ended December 31, 2012 in order to achieve a coverage ratio of 1.00:1.00.